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OMD APPROVAL

OMD Number: 3235-0145
Expires:  October 31, 1997
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No._____1____)
Southmark Corporation
-----------------------------------------
(Name of Issuer)
Common Stock
-----------------------------------------
(Title of Class Securities)
844544809
-----------------------------------------
(CUSIP Number)
David J. Allen, Esquire, 28 W100 St. Charles Rd., West
Chicago, Il 60185 (708) 231-2625
-----------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications)
September 10, 1996
-----------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(b) (3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP NO. 844544809    PAGE  2  OF  6  PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
GRACE BROTHERS, LTD.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)/  /
(b)/  /

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC, OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) or 2(e) /  /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP
              7 SOLE VOTING POWER
NUMBER OF       7,949,322 SHARES
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY
EACH          9 SOLE DISPOSITIVE POWER
REPORTING       7,949,322 SHARES
WITH
             10 SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
7,949,322 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*/  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.6%

14 TYPE OF REPORTING PERSON*
BD

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

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SCHEDULE 13D

CUSIP NO. 844544882      PAGE  3  OF  6  PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
GRACE BROTHERS, LTD.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)/  /
(b)/  /

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC, OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP
              7 SOLE VOTING POWER
NUMBER OF       626,771 SHARES
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          626,771 SHARES
WITH         10 SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
626,771 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*/  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.1%

14 TYPE OF REPORTING PERSON*
BD

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

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Page  4  of  6  Pages

Item 1.  Security and Issuer

This statement relates to common stock, par value $.01 per share (the "Common Stock"), and the preferred stock, par value $9.00 per share (the "Preferred Stock"), issued by Southmark Corporation, a Georgia corporation (the "Company"), whose principal executive offices are located at 2711 LBJ Freeway, Suite 950, Dallas, Texas, 75234.

Item 3.  Source of Amount of Funds

The Common Stock and Preferred Stock beneficially owned by Grace was purchased with working capital and partnership funds and is kept in Grace's margin accounts with Bear, Stearns & Co., Inc. and Lehman Brothers Inc., which accounts may from time to time have debit balances. Since other securities are held in such accounts it is impracticable to determine the amounts, if any borrowed with respect to the Common Stock and Preferred Stock, and interest costs vary with applicable costs and account balances.

Item 4.  Purpose of Transaction

This 13D is being filed to reflect the following occurrence:

On September 10, 1996, Grace Brothers, Ltd. bought 1,175,324 shares of the Common Stock and 8,810 shares of the Preferred
Stock as detailed on Schedule B.

Except as set forth herein, Grace has no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule
13D under the Act.

Item 5.  Interest in Securities of the Issuer.

(a) Grace presently holds a total of 7,949,322 shares of the Common Stock, which according to Southmark's most recent 10-Q represents approximately 21.6% of the Common Stock outstanding. Grace also holds a total of 626,771 shares of Preferred Stock, which, according to Southmark's most recent 10-Q, represents approximately 22.1% of the Preferred Stock outstanding.

(b) Grace has the sole power to vote and dispose of the Common Stock and the Preferred Stock.

(c) The transactions in Preferred Stock and the Common Stock by the Filers during the period from July 10, 1996 to September 10, 1996 are set forth on Schedule B hereto.

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Page  5  of  6  Pages

(d) No person other than each respective owner referred to herein of Common Stock or Preferred Stock is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of such shares of Common Stock or Preferred Stock.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

Grace does not have any contracts, arrangements, understandings or relationships with any other person with respect to any securities of Southmark.

Item 7.  Items to filed as Exhibits.
None

SIGNATURE

Grace Brothers, Ltd., after reasonable inquiry and to the best of its knowledge and belief certifies that the information set forth in this statement is true, complete and correct.



Grace Brothers, Ltd.

By:____________________
   Bradford T. Whitmore
   General Partner
   Grace Brothers, Ltd.

Dated:  September 16, 1996

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Page  6  of  6  Pages

SCHEDULE B

TRADE ACTIVITY FOR SOUTHMARK CORPORATION COMMON AND PREFERRED
STOCK

DATE      AMOUNT        PRICE/SHARE  STOCK
07/12/96      5,000     $2.375       PREFERRED
08/15/96      4,000     $2.375       PREFERRED
08/16/96      4,000     $2.8438      PREFERRED
08/29/96      2,000     $3.125       PREFERRED
09/10/96  1,175,324     $0.01054     COMMON
09/10/96      8,809.87  $3.075403    PREFERRED